UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 27, 2023

Nova Vision Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-40713	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Havelock Road #07-12 Singapore	059763
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +65 87183000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, par value $0.0001 per share, one Redeemable Warrant entitling the holder to purchase one half of an Ordinary Share, and one Right entitling the holder to receive one-tenth of an Ordinary Share	NOVVU	Nasdaq Capital Market
Ordinary Shares	NOVV	Nasdaq Capital Market
Warrants	NOVVW	Nasdaq Capital Market
Rights	NOVVR	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material definitive Agreement.

The Merger Agreement

On March 27, 2023, Nova Vision Acquisition Corp., a British Virgin Islands business company (“NOVA” or “Parent”), entered into that certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and between NOVA and Real Messenger Holdings Limited, a Cayman Islands exempted company (the “Company”), pursuant to which (a) NOVA will form Real Messenger Corporation, a Cayman Islands exempted company, as its wholly owned subsidiary (“Purchaser”), (b) Purchaser will form RM2 Limited, a Cayman Islands exempted company, as its wholly owned subsidiary (“Merger Sub”), (c) NOVA will be merged with and into Purchaser (the “Reincorporation Merger”), with Purchaser surviving the Reincorporation Merger, and (d) Merger Sub will be merged with and into the Company (the “Acquisition Merger”), with the Company surviving the Acquisition Merger as a direct wholly owned subsidiary of Purchaser (collectively, the “Business Combination”). Following the Business Combination, Purchaser will be a publicly traded company.

Consideration

Pursuant to the Merger Agreement, Purchaser will issue 7,500,000 ordinary shares with a deemed price per share of US$10.00 for a total value of $75,000,000 (“Aggregate Stock Consideration”) to the current shareholders of the Company (the “Shareholders”), among which, 6,000,000 ordinary shares (the “Closing Payment Shares”) will be delivered to the Shareholders at the Closing and 1,500,000 ordinary shares will be held back by Purchaser for one year after the Closing as security for indemnification obligation of the representations and warranties of the Company as set forth in the Merger Agreement (the “Holdback Shares”). The Closing Payment Shares consist of 6,000,000 Class B ordinary shares and 1,500,000 Class A ordinary shares. In addition, at the Closing, Purchaser will issue an additional 7,500,000 ordinary shares (the “Earnout Shares”), such shares to be held by a third party and paid out to the Shareholders as conditional earnout consideration, subject to the achievement of certain earnout milestones. The Earnout Shares consist of 6,000,000 Class B ordinary shares and 1,500,000 Class A ordinary shares. The Class B ordinary shares and the Class A ordinary shares of Purchaser are identical, except that each Class B ordinary share is entitled to ten votes on all shareholder voting matters while each Class A ordinary shares is entitled to one vote.

The Earnout

The Earnout Shares may be released to the Shareholders as contingent post-closing earnout consideration. The earnout milestones are in five tiers, and are based on Purchaser’s performance during the years 2024 through 2028, with specific targets tied to the trading price of Purchaser’s ordinary shares, Purchaser’s revenue and Purchaser’s EBITDA.

The Closing

NOVA and the Company have agreed that the closing of the Business Combination (the “Closing”) shall occur no later than August 4, 2023 (the “Outside Date”). The Outside Date may be extended upon the written agreement of NOVA and the Company.

Representations and Warranties

In the Merger Agreement, the Company makes certain representations and warranties (with certain exceptions set forth in the disclosure schedules to the Merger Agreement) relating to, among other things: (1) corporate existence and power of the Company and its subsidiaries (together, the “Company Parties”) and similar corporate matters; (2) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (3) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and additional agreements thereto (the “Additional Agreements”); (4) absence of conflicts; (5) capital structure of the Company; (6) accuracy of the list of each subsidiary of the Company; (7) accuracy of charter documents and corporate records of the Company Parties; (8) accuracy of corporate records; (9) accuracy of the list of all assumed or “doing business as” names used by the Company Parties; (10) required consents and approvals; (11) financial information; (12) books and records; (13) absence of certain changes or events; (14) title to assets and properties; (15) litigation threatened against or affecting the Company and its subsidiaries; (16) material contracts; (17) material licenses and permits; (18) compliance with laws; (19) ownership of intellectual property; (20) customers and suppliers; (21) accounts receivable and payable and loans; (22) pre-payments; (23) employees and benefits; (24) employment matters; (25) withholding of obligations of the Company and its subsidiaries applicable to its employees; (26) leased property; (27) tax matters; (28) environmental laws; (29) finders’ fees; (30) powers of attorney and suretyships; (31) directors and officers; (32) international trade matters and anti-bribery compliance; (33) that the Company is not an investment company; (34) insurance; (35) affiliate transactions; (36) privacy laws; (37) OFAC compliance; (38) board approval; and (39) exclusivity of representations and warranties.

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In the Merger Agreement, NOVA, on its behalf and also on behalf of Purchaser and Merger Sub (together, the “Parent Parties”), makes certain representations and warranties relating to, among other things: (1) proper corporate existence and power; (2) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (3) no need for governmental authorization for the execution, delivery or performance of the agreement and Additional Agreements; (4) absence of conflicts; (5) finders’ fees; (6) issuance of the Aggregate Stock Consideration; (7) capital structure; (8) information supplied; (9) minimum trust fund amount; (10) validity of Nasdaq Stock Market listing; (11) that NOVA is a public reporting company; (12) no market manipulation; (13) board approval; (14) NOVA’s SEC filing documents and financial statements; (15) absence of litigation; (16) compliance with laws; (17) compliance with anti-money laundering laws; (18) OFAC compliance; (19) that NOVA is not an investment company; (20) tax matters; and (21) exclusivity of representations and warranties.

Conduct Prior to Closing; Covenants Pending Closing

The Company and the Parent Parties have agreed to operate their respective business in the ordinary course, consistent with past practices, prior to the closing of the transactions contemplated by the Merger Agreement (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains customary pre-closing covenants.

Conditions to Closing

General Conditions to Closing

Consummation of the Merger Agreement and the transactions therein is conditioned on, among other things, (1) no provisions of any applicable law and no order prohibiting or preventing the consummation of the closing; (2) there not being any action brought by a third party that is not an affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the closing; (3) all consents, approvals and filings required to consummate the transactions contemplated by the Merger Agreement shall have been made or obtained; (4) the SEC having declared the registration statement with respect to the Business Combination effective, and no stop order suspending the effectiveness of the registration statement or any part thereof having been issued; (5) the Merger Agreement, each of the Additional Agreements and the transactions contemplated thereby, having been duly authorized and approved by the shareholders of Parent; (6) the Merger Agreement, each of the Additional Agreements and the transactions contemplated thereby, having been duly authorized and approved by the Shareholders; (7) all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have been made and any applicable waiting period shall have been completed; (8) as of the Closing, the Purchaser shall have at least $5,000,001 in net tangible assets and (9) the formation of Purchaser and Merger Sub and their execution of a joinder agreement to the Merger Agreement.

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Company’s Conditions to Closing

The obligations of the Company to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things: (1) the Parent Parties complying with all of their obligations under the Merger Agreement in all material respects; (2) the representations and warranties of the Parent Parties being true on and as of the date of the Merger Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect; (3) the Parent Parties complying with the reporting requirements under the applicable Securities Act of 1933 and Securities Exchange Act of 1934; (4) the Company having received a duly executed opinion from the Parent Parties’ Cayman Islands counsel in form and substance reasonably satisfactory to it; (5) there having been no material adverse effect to the Parent Parties; and (6) Purchaser having remained listed on Nasdaq and the additional listing of the shares issued as consideration for the Merger Acquisition shall have been approved by Nasdaq.

Parent Parties’ Conditions to Closing

The obligations of the Parent Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things: (1) the Company complying with all of its obligations under the Merger Agreement in all material respects; (2) the representations and warranties of the Company being true on and as of the date of the Merger Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect; (3) there having been no material adverse effect to the Company; (4) the Company having delivered an officer’s certificate as to the accuracy of (1)-(3) of this paragraph; (5) the Parent Parties having received (i) a copy of the organizational documents of the Company, (ii) copies of resolutions duly adopted by the board of directors of the Company authorizing the Merger Agreement and the transactions contemplated thereby, and confirmation of the same having been duly authorized and approved by the shareholders of the Company, and (iii) a recent certificate of good standing of Company; (6) the Parent Parties having received copies of all governmental approvals, if any; (7) the Parent Parties having received duly executed opinions from the Company’s Cayman Islands counsel in form and substance reasonably satisfactory to the Parent Parties; (8) the Parent Parties having received a copy of each of the Additional Agreements to which the Company is a party, duly executed by the Company and in full force and effect, as well as a copy of each of the Additional Agreements duly executed by all required parties thereto, other than Parent or the Company; (9) The Parent Parties having received copies of certain third party consents, and no such consents have been revoked; (10) the Company having no more than $1,000,000 of indebtedness at the Closing; and (11) repayment and/or forgiveness of all Company related party debt, and there being a related party debt balance of $0 at the Closing.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the Closing, whether before or after approval of the proposals being presented to the shareholders of Purchaser, by:

● mutual written consent of the Parent Parties and the Company;

● any of the Parent Parties, if any of the representations or warranties of the Company shall not be true and correct, or if the Company has failed to perform any covenant which, if capable of being cured is not cured (or waived by the Parent Parties) by the earlier of (i) the Outside Date or (ii) 20 days after written notice thereof is delivered to the Company, provided that the Parent Parties are not in breach of the Merger Agreement at such time; or if the Company has not delivered its audited financial statements for its fiscal year ended March 31, 2023 on or before April 30, 2023;

● the Company, if any of the representations or warranties of the Parent Parties shall not be true and correct, or if any Parent Party has failed to perform any covenant which, if capable of being cured is not cured (or waived by the Company) by the earlier of (i) the Outside Date or (ii) 20 days after written notice thereof is delivered to the Parent Parties, provided that the Company is not in breach of the Merger Agreement at such time; or

● the Company or any Parent Party on or after the Outside Date, (i) if the Acquisition Merger shall not have been consummated prior to the Outside Date; provided, however, that the terminating party shall not be in breach of the Merger Agreement as of the date of such termination; (ii) if any governmental order preventing the consummation of the Business Combination shall be in effect and shall have become final and non-appealable; or (iii) if any of the matters to be approved by Purchaser’s shareholders in connection with the Business Combination are not so approved.

Indemnification

The Holdback Shares shall be issued to the Shareholders at the Closing but held back by Purchaser as security for the indemnification obligations of the Company for a period of eighteen months after the Closing.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

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Related Agreements

Sponsor Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of NOVA ordinary shares, representing 48.86% of the voting power of NOVA as of March 27, 2023, entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which such holders agreed to, among other things, agree to vote their shares in favor of the Merger Agreement and the Business Combination, and other proposals to be presented to them as described in the proxy statement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Form of Lock-Up Agreements

Upon the Closing, the Shareholders will execute lock-up agreements (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements, the Shareholders will, subject to certain customary exceptions, agree not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any Closing Payment Shares and Holdback Shares held by them (the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is twelve months after the date of the Closing (the “Lock-Up Period”).

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Form of Registration Rights Agreement

Upon the Closing, certain shareholders of Parent, Shareholders and Purchaser will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, Purchaser will grant certain registration rights to securities of such holders following the Closing.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure

Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the investor presentation that will be used by NOVA in making presentations to certain existing stockholders of NOVA and other persons with respect to the Business Combination.

The information in this Item 7.01 (including Exhibit 99.1) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

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IMPORTANT NOTICES

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the pending transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of NOVA and the Company to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the NOVA or the Company; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of NOVA’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company to retain dealers and retain and hire key personnel and maintain relationships with their dealers and product users and on their operating results and businesses generally; (viii) the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and (ix) risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in the Prospectus dated August 5, 2021 relating to NOVA’s initial public offering and in the Registration Statement and proxy statement that will be filed with the SEC by NOVA and/or its subsidiary in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and NOVA, the Company and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

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Additional Information and Where to Find It

In connection with the transaction described herein, NOVA and and/or its subsidiary will file relevant materials with the Securities and Exchange Commission (the “SEC”), including the Registration Statement on Form S-4 or Form F-4 and a proxy statement (the “Registration Statement”). The proxy statement and a proxy card will be mailed to shareholders as of a record date to be established for voting at the stockholders’ meeting of NOVA shareholders relating to the proposed transactions. Shareholders will also be able to obtain a copy of the Registration Statement and proxy statement without charge from NOVA. The Registration Statement and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to NOVA at 2 Havelock Road #07-12, Singapore. INVESTORS AND SECURITY HOLDERS OF NOVA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT NOVA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NOVA, THE COMPANY AND THE TRANSACTIONS DESCRIBED HEREIN.

Participants in Solicitation

NOVA, the Company and certain shareholders of NOVA, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of NOVA ordinary shares stock in respect of the proposed transaction. Information about NOVA’s directors and executive officers and their ownership of NOVA common stock is set forth in the Prospectus dated August 5, 2021 and filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of NOVA or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

EXHIBIT NO.	DESCRIPTION

2.1*	Merger Agreement dated March 27, 2023 by and among NOVA and the Company

10.1	Sponsor Support Agreement dated March 27, 2023 by and among the Company, NOVA, and certain Shareholders of NOVA

10.2	Form of Lock-Up Agreement

10.3	Form of Registration Rights Agreement

99.1	Investor Presentation

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 27, 2023

NOVA VISION ACQUISITION CORP.

By:	/s/ Eric Ping Hang Wong
Name:	Eric Ping Hang Wong
Title:	Chief Executive Officer

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